UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time IMMEDIATE

Date 23 January 2013

Number 02/13

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE QUARTER ENDED 31 DECEMBER 2012

This report covers the Group’s exploration and development activities for the December 2012 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

BHP Billiton’s unchanged strategy, which is to invest in large, long life, low cost, expandable, upstream assets, diversified by commodity, geography and market, ensures we are well placed to deliver high margin growth in our major businesses. The Group has 20 low risk, largely brownfield projects in various stages of development and these projects, all of which remain on schedule, are expected to generate strong financial returns for our shareholders.

The Western Australia Iron Ore (WAIO) Port Hedland Inner Harbour Expansion project achieved first production during the December 2012 quarter as ore was received by the recently installed fifth car dumper at Finucane Island. Debottlenecking and optimisation projects across the WAIO supply chain are currently being evaluated and have the potential to underpin significant growth well beyond recently expanded port capacity of 220 million tonnes per annum (100 per cent basis). WAIO Orebody 24 also delivered first production.

During the December 2012 quarter, BHP Billiton announced approval for a US$520 million (BHP Billiton share) investment in the Longford Gas Conditioning Plant (LGCP) project as part of the Gippsland Basin Joint Venture (Australia). The LGCP will add carbon dioxide (CO2) removal capacity which is necessary to condition production from the Bass Strait Turrum project currently in development.

In addition, BHP Billiton signed a definitive agreement with PetroChina International Investment (Australia) Pty Ltd during the period to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, for a cash consideration of US$1.63 billion. The transaction is subject to regulatory approval and other customary conditions. Completion is expected in the first half of calendar year 2013.

BHP Billiton’s Onshore US drilling and development expenditure for the December 2012 half year was US$2.1 billion and guidance for the 2013 financial year remains unchanged at US$4.0 billion. Over 80 per cent of this expenditure will be focused on the liquids rich areas of the Eagle Ford and Permian.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects				
Macedon (Australia) 71.43% Operator Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. The overall project is 90% complete.
Bass Strait Turrum[(a)] (Australia) 50% Non operator Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 86% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% Non operator Gas	520	CY16	Designed to process approximately 400 million cubic feet per day of high CO_2 gas.	Approval announced. See News Release dated 13 December 2012.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% Non operator LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. The overall project is 98% complete.
North West Shelf Greater Western Flank-A (Australia) 16.67% Non operator LNG	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 38% complete.
Minerals projects				
Escondida Organic Growth Project 1 (Chile) 57.5% Copper	2,207	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tpd plant.	On schedule and budget. The overall project is 25% complete.
Escondida Oxide Leach Area Project (Chile) 57.5% Copper	414	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 28% complete.
EKATI Misery Open Pit Project[(b)] (Canada) 80% Diamonds	323	CY15	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	On schedule and budget. The overall project is 34% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2012 2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300[c]	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	On schedule and budget. The overall project is 66% complete.
WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900[c]	H2 CY12	Increases total inner harbour capacity to 220 million tpa. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	First production was achieved in Q4 CY12. The overall project is 80% complete.
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400[c]	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget. The overall project is 55% complete.
WAIO Orebody 24 (Australia) 85% Iron Ore	698	H2 CY12	Maintains iron ore production output from the Newman Joint Venture operations.	First production was achieved in Q4 CY12. The overall project is 66% complete.
Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 71% complete.
Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with 4.5 million tpa of export metallurgical coal capacity.	On schedule and budget. The overall project is 82% complete.
Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years.	On schedule and budget. The overall project is 95% complete.
Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250[c]	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	On schedule and budget. The overall project is 57% complete.
Caval Ridge (Australia) 50% Metallurgical Coal	1,870[c]	CY14	Greenfield mine development to produce an initial 5.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 52% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2012 3

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Appin Area 9 (Australia) 100% Metallurgical Coal	845	CY16	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tpa of metallurgical coal.	On schedule and budget. The overall project is 30% complete.
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 57% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	On schedule and budget. The overall project is 66% complete.

Minerals exploration

Greenfield minerals exploration is focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure for the December 2012 half year was US$363 million, of which US$272 million was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2012.

Well	Location	BHP Billiton equity	Status
Atlantis East	Gulf of Mexico DC 211	44% (BP operator)	Plugged and abandoned Dry hole
Gunflint-3	Gulf of Mexico MC948	11.2% (Noble operator)	Temporarily abandoned Hydrocarbons encountered Under evaluation
Ness Deep	Gulf of Mexico GC507	50% (Operator)	Plugged and abandoned Hydrocarbons encountered Non-commercial

Petroleum exploration expenditure for the December 2012 half year was US$308 million, of which US$276 million was expensed. Petroleum exploration expenditure of approximately US$775 million is anticipated in the 2013 financial year with the majority of drilling activity scheduled to occur in the Gulf of Mexico.

(a) Initial production through the Turrum facilities, scheduled for the 2013 calendar year, will be low CO_2 gas. Additional high CO_2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

(b) BHP Billiton has agreed to sell its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd for an aggregate cash consideration of US$500 million. The transactions are subject to regulatory approval and other customary conditions. Completion is expected in the first half of calendar year 2013.

(c) Excludes announced pre-commitment funding.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2012 4

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations Investor Relations

Australia Australia

Antonios Papaspiropoulos James Agar

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: Antonios.Papaspiropoulos@bhpbilliton.com email: James.Agar@bhpbilliton.com

Fiona Hadley Andrew Gunn

Tel: +61 3 9609 2211 Mobile: +61 427 777 908 Tel: +61 3 9609 3575 Mobile: +61 439 558 454

email: Fiona.Hadley@bhpbilliton.com email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols United Kingdom and South Africa

Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com

Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232

United Kingdom Email: Tara.Dines@bhpbilliton.com

Ruban Yogarajah Americas

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Brendan Harris

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

Americas email: Brendan.Harris@bhpbilliton.com

Jaryl Strong Matt Chism

Tel: +1 713 499 5548 Mobile: +1 281 222 6627 Tel: +1 71 359 96158 Mobile: +1 281 782 2238

email: Jaryl.Strong@bhpbilliton.com email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209

Registered in Australia Registered in England and Wales

Registered Office: 180 Lonsdale Street Registered Office: Neathouse Place

Melbourne Victoria 3000 Australia London SW1V 1BH United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015 Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2012 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 23, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary